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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25


                                                COMMISSION FILE NUMBER 0-30100
                                                      CUSIP NUMBER 21986N 10 3
                                                      CORPAS INVESTMENTS, INC.


                           NOTIFICATION OF LATE FILING

                                  (Check One):


[X] Form 10-K and Form 10-KSB     [ ] Form 11-K              [ ] Form 20-F
[ ] Form 10-Q and Form 10-QSB     [ ] Form 11-K              [ ] Form 20-F

For Period Ended: December 31, 1999

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION


Full Name of Registrant:           Corpas Investments, Inc.
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Former Name if Applicable: N/A
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Address of Principal
Executive Office (Street Number):  1640 5th Street, Suite 218
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City, State and Zip Code:  Santa Monica, California 90405
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PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report semi-annual report, transition report on Form 10-K, 10-KSB, Form 20-F, 11-K or Form N-SAR or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III- NARRATIVE

State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, Form 10-Q and Form 10-QSB, N-SAR or transition report or portion thereof could not be filed within the prescribed time period.

The Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 1999 cannot be filed within the prescribed time period because the Company is experiencing delays in the collection of certain information required to be included in the Form 10-KSB. The Form 10-KSB will be filed as soon as reasonably practicable and in no event later than the fifteenth calendar day following the prescribed due date.











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PART IV- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                Ross A. Love      (310)                     392-5640
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                (Name)            (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report (s):

                                                [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [X] Yes  [ ] No

    If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Corpas Investment Inc.'s net loss for the fiscal year ended December 31, 1999 is anticipated to be approximately $875,312 versus a net loss of $1,816 for the fiscal year ended December 31, 1998.


                            Corpas Investments, Inc.
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                  (Name of Registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 30, 2000                     By: /s/ Ross A. Love
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                                          Name:   Ross A. Love
                                          Title:  Chief Executive Officer




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